UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EnLink Midstream, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

29336T100

(CUSIP Number)

Global Infrastructure Management LLP

Attention: Joseph Blum

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29336T100		13D

1	Names of Reporting Persons Global Infrastructure Investors III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 224,355,359

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 224,355,359

11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,355,359

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.1%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 29336T100		13D

1	Names of Reporting Persons Global Infrastructure GP III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 224,355,359

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 224,355,359

11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,355,359

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.1%

14	Type of Reporting Person PN

CUSIP No. 29336T100		13D

1	Names of Reporting Persons GIP III Stetson Aggregator II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 224,355,359

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 224,355,359

11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,355,359

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.1%

14	Type of Reporting Person PN

CUSIP No. 29336T100		13D

1	Names of Reporting Persons GIP III Stetson Aggregator I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 224,355,359

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 224,355,359

11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,355,359

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.1%

14	Type of Reporting Person PN

CUSIP No. 29336T100		13D

1	Names of Reporting Persons GIP III Stetson GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 224,355,359

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 224,355,359

11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,355,359

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.1%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 29336T100		13D

1	Names of Reporting Persons GIP III Stetson II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 115,495,669

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 115,495,669

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,495,669

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.7%

14	Type of Reporting Person PN

CUSIP No. 29336T100		13D

1	Names of Reporting Persons GIP III Stetson I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 108,859,690

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 108,859,690

11	Aggregate Amount Beneficially Owned by Each Reporting Person 108,859,690

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 22.4%

14	Type of Reporting Person PN

CUSIP No. 29336T100	13D

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on July 30, 2018 (the “Schedule 13D”), relating to the Common Units representing limited liability company interests (the “Common Units”) of EnLink Midstream, LLC, a Delaware limited liability company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.                            Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Global Infrastructure Investors III, LLC (“Global Investors”),

Global Infrastructure GP III, L.P. (“Global GP”),

GIP III Stetson Aggregator II, L.P. (“Aggregator II”),

GIP III Stetson Aggregator I, L.P. (“Aggregator I”),

GIP III Stetson GP, LLC (“Stetson GP”),

GIP III Stetson II, L.P. (“Stetson II”), and

GIP III Stetson I, L.P. (“Stetson I”).

Global GP is organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105. The principal business of each of the Reporting Persons is investing in securities, including of the Issuer.

Information with respect to the directors and officers of Global Investors and Stetson GP, (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.                                 Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 29336T100	13D

On January 25, 2019 pursuant to the Agreement and Plan of Merger, dated as of October 21, 2018 (the “Merger Agreement”), by and among the Issuer, EnLink Midstream Manager, LLC, NOLA Merger Sub, LLC, a wholly owned subsidiary of EnLink Midstream (“Merger Sub”), EnLink Midstream Partners, LP (the “Partnership”), and EnLink Midstream GP, LLC, the general partner of the Partnership, each issued and outstanding common unit representing limited partnership interests in the Partnership (the “Partnership Common Units”), except for any Partnership Common Units held by the Issuer and its subsidiaries, was converted into 1.15 Common Units of the Issuer at the effective time (the “Effective Time”) of the merger of Merger Sub with and into the Partnership (the “Merger”). As a result, the 94,660,600 Partnership Common Units held of record by Stetson I were converted into 108,859,690 Common Units at the Effective Time.

Following the consummation of the transactions contemplated by the Merger Agreement, the Partnership Common Units ceased to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons are evaluating a range of potential transactions involving the Issuer and its subsidiaries, including, among other things, potential reorganization or other transactions that could result in the de-listing or de-registration of the Common Units and/or, improve the equity and debt cost of capital of the Issuer and its Subsidiaries and facilitate financing of growth opportunities. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Units; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule

CUSIP No. 29336T100	13D

13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 486,600,719 Common Units outstanding immediately following the Effective Time:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Global Infrastructure Investors III, LLC	224,355,359	46.1%	0	224,355,359	0	224,355,359
Global Infrastructure GP III, L.P.	224,355,359	46.1%	0	224,355,359	0	224,355,359
GIP III Stetson Aggregator II, L.P.	224,355,359	46.1%	0	224,355,359	0	224,355,359
GIP III Stetson Aggregator I, L.P.	224,355,359	46.1%	0	224,355,359	0	224,355,359
GIP III Stetson GP, LLC	224,355,359	46.1%	0	224,355,359	0	224,355,359
GIP III Stetson II, L.P.	115,495,669	23.7%	0	115,495,669	0	115,495,669
GIP III Stetson I, L.P.	108,859,690	22.4%	0	108,859,690	0	108,859,690

Stetson I and Stetson II are the record holders of 108,859,690 and 115,495,669 Common Units, respectively.

Global Investors is the sole general partner of Global GP, which is the general partner of each of Aggregator I and Aggregator II, which are the managing members of Stetson GP, which is the general partner of each of Stetson I and Stetson II. As a result, Global Investors, Global GP, Aggregator I, Aggregator II and Stetson GP may be deemed to share beneficial ownership of the Common Units beneficially owned by Stetson I and Stetson II. Adebayo Ogunlesi, Jonathan Bram, William Brilliant, Matthew Harris, Michael McGhee, Rajaram Rao, William Woodburn, Salim Samaha and Robert O’Brien, as the voting members of the Investment Committee of Global Investors, may be deemed to share beneficial ownership of the Common Units beneficially owned by Global Investors. Such individuals expressly disclaim any such beneficial ownership.

CUSIP No. 29336T100	13D

(c)                                  Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Units.

(d)                                 None.

(e)                                  Not applicable.

Item 7.                                 Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by replacing the previously filed Exhibit 1 with the Joint Filing Agreement included as Exhibit 1 hereto.

Exhibit Number	Description
1	Joint Filing Agreement.

CUSIP No. 29336T100	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  February 4, 2019

GLOBAL INFRASTRUCTURE INVESTORS III, LLC

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GLOBAL INFRASTRUCTURE GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GIP III STETSON AGGREGATOR II, L.P.
By: Global Infrastructure GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

CUSIP No. 29336T100	13D

GIP III STETSON AGGREGATOR I, L.P.
By: Global Infrastructure GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GIP III STETSON GP, LLC

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager

GIP III STETSON I, L.P.
By: GIP III Stetson GP, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager

GIP III STETSON II, L.P.
By: GIP III Stetson GP, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Global Infrastructure Investors III, LLC and the members of the Board of Managers of GIP III Stetson GP, LLC are set forth below. Unless otherwise noted, the business address of each individual is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105.

Global Infrastructure Investors III, LLC

Name	Present Principal Occupation or Employment	Citizenship
Adebayo Ogunlesi	Managing Partner / Founding Partner of Global Infrastructure Partners	United States
Joseph Blum	General Counsel and Chief Compliance Officer of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Scott Hatton	Partner of Global Infrastructure Partners	United States
Michael McGhee	Founding Partner of Global Infrastructure Partners	United Kingdom
Gary Pritchard	Partner of Global Infrastructure Partners	United States
Rajaram Rao	Partner of Global Infrastructure Partners	United Kingdom
William Woodburn	Founding Partner of Global Infrastructure Partners	United States
Salim Samaha	Partner of Global Infrastructure Partners	United States
Robert Stewart	Partner of Global Infrastructure Partners	Australia
Mark Levitt	Chief Operating Officer of Global Infrastructure Partners	United States
Gregg Myers	Managing Director of Finance and Accounting of Global Infrastructure Partners	United States
Robert O’Brien	Chief Risk Officer of Global Infrastructure Partners	United States

GIP III Stetson GP, LLC

Name	Present Principal Occupation or Employment	Citizenship
Adebayo Ogunlesi	Managing Partner / Founding Partner of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Mark Levitt	Chief Operating Officer of Global Infrastructure Partners	United States

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 4th day of February, 2019

GLOBAL INFRASTRUCTURE INVESTORS III, LLC

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GLOBAL INFRASTRUCTURE GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GIP III STETSON AGGREGATOR II, L.P.
By: Global Infrastructure GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GIP III STETSON AGGREGATOR I, L.P.
By: Global Infrastructure GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GIP III STETSON GP, LLC

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager

GIP III STETSON I, L.P.
By: GIP III Stetson GP, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager

GIP III STETSON II, L.P.
By: GIP III Stetson GP, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager